UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 11)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                      640376109
                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    Sam Z. Moore
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                    May 13, 2004
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                13D                             Page 2 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
	SOURCE OF FUNDS
4	N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    1,946,328 shares of Common Stock (includes
                                583,323 shares of Class B Common Stock which
                                are convertible into Common Stock on a one to
                                one basis and 416,667 options to acquire either
                                Class B or Common Stock that are vested or will
                                vest within 60 days)
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    34,853 shares of Common Stock (includes 3,435
         OWNED BY               shares of Class B Common Stock which is
           EACH                 convertible into Common Stock on a one to one
        REPORTING               basis)
          PERSON         -----------------------------------------------------
           WITH                 SOLE DISPOSITIVE POWER
                           9    1,919,299 shares of Common Stock (includes
                                583,323 shares of Class B Common Stock which
                                are convertible into Common Stock on a one to
                                one basis and 416,667 options to aquire either
                                Class B or Common Stock that are vested or will
                                vest within 60 days)
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   61,882 shares of Common Stock (includes 3,435
                                shares of Class B Common Stock which is
                                convertible into Common Stock on a one to one
                                basis)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 1,981,181 shares of Common Stock, consisting of 844,393 shares of Common Stock held directly; 133,363 shares of Common Stock held indirectly; options to purchase 92,211 shares of Common Stock (rights to acquire stock that are vested or will vest within 60 days); 583,323 shares of Common Stock issuable upon conversion of 583,323 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; and options to purchase 324,456 Common or Class B shares (rights to acquire stock that are vested or will vest within 60 days).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    14.2% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------


CUSIP NO. 640376208                13D                             Page 3 of 8
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    908,290 shares of Class B Common Stock
                                (including options to acquire 324,456 shares
                                of Class B Common Stock that are vested or will
                                vest within 60 days)
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
        BENEFICIALLY       8    3,435 shares of Common Stock
         OWNED BY        -----------------------------------------------------
           EACH                 SOLE DISPOSITIVE POWER
         REPORTING         9    908,290 shares of Class B Common Stock
          PERSON                (including options to acquire 324,456 shares
           WITH                 of Class B Common Stock that are vested or will
                                vest within 60 days)
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   3,435 shares of Class B Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 911,725 shares of Class B Common Stock, consisting of 583,834 shares of Class B Common Stock held directly, options to purchase 324,456 shares of Class B Common Stock (rights to acquire stock that are vested or will vest within 60 days), and 3,435 shares of Class B Common Stock held indirectly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    71.4% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

Date:  5/25/04                                                     Page 4 of 8
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) President and Chief Executive Officer, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

          This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership changes due to the exchange of 58,489 shares of Common Stock for 58,489 shares of Class B Common Stock on May 13, 2004. No funds were used in the transactions.

     Item 4.  Purpose of Transaction.

          Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals from time to time, which relate to or would result in:

          (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer;
               (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.



CUSIP NO. 640376109                13D                             Page 5 of 8
==============================================================================


     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 14.2% of the Common Stock of the Issuer, or 1,981,181 shares of Common Stock, consisting of 844,393 shares of Common Stock held directly; 133,363 shares of Common Stock held indirectly; options to purchase 92,211 shares of Common Stock (right to acquire) that are exercisable or exercisable due to vesting that occurs within 60 days; 583,323 shares of Common Stock issuable upon conversion of 583,323 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; and options to purchase 324,456 shares of Class B Common Stock (right to acquire) that are vested or exercisable due to vesting that occurs within 60 days.

     Mr. Moore beneficially owns 70.8% of the Class B Common Stock of the Issuer, or 911,725 shares of Class B Common Stock, consisting of 583,834 shares of Class B Common Stock held directly, 3,435 of Class B Common Stock held indirectly, and options to purchase 324,456 shares of Class B Common Stock that are vested or exercisable due to vesting that occurs within 60 days.

     (b) Mr. Moore has aggregate beneficial ownership of the following number of shares:

          Common Stock:
          -------------
          Sole Voting Power: 1,946,328 shares of Common Stock (includes 583,323 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis) and 416,667 options to acquire either Class B or Common Stock which are vested, or will vest within 60 days

          Shared Voting Power: 34,853 shares of Common Stock (includes 3,435 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 1,919,299 shares of Common Stock (includes 583,323 shares of Class B Common Stock and 416,667 options to acquire either Class B or Common Stock which are vested and are convertible into Common Stock on a one to one basis)

          Shared Dispositive Power: 61,882 shares of Common Stock (includes 3,435 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis)

          Class B Common Stock:
          ---------------------
          Sole Voting Power:         908,290 shares of Class B Common Stock
                                     (including options to acquire 324,456
                                     shares as noted)

          Shared Voting Power:       3,435 shares of Class B Common Stock

          Sole Dispositive Power:    908,290 shares of Class B Common Stock
                                     (including options to acquire 324,456
                                     shares as noted)

          Shared Dispositive Power:  3,435 shares of Class B Common Stock

     Shared Voting Power: Voting power with respect to 34,853 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse, Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and (e).


CUSIP NO. 640376109                13D                             Page 6 of 8
==============================================================================

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 61,882 shares of Common Stock described immediately above. Mr. Moore shares dispositive power with respect to 34,853 shares (including 3,435 shares of Class B Common Stock) with his spouse, Peggy Moore. Mr. Moore shares dispositive power with respect to 27,029 shares of Common Stock beneficially owned and held in the Thomas Nelson Savings and Investment Plan (the "ESOP"). The ESOP trustee is AMVESCAP Retirement Savings (the "Trustee"), a division of AMVESCAP PLC (NYSE symbol AVZ), a corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 1201 Peachtree Street, 400 Colony Square, Suite 2200, Atlanta, GA 30361. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c) Transactions occurring since the last 13D filing that impacted Mr. Moore's ownership were:

            The exchange of 58,489 shares of Common Stock for 58,489 shares of Class B Common Stock on May 13, 2004; and

            Reinvestement of dividends in ESOP acquired 41 shaes of Common Stock on April 21, 2004.

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock includes the right to acquire 92,211 shares upon the exercise of certain stock options that have been granted under the 1992 Employee Stock Incentive Plan. The options that have vested and are exercisable are:

     Options for 30,000 shares of Common Stock, granted May 15, 1997 and expiring May 15, 2007; and

     Options for 62,211 shares of Common Stock, granted May 29, 2002 and expiring May 29, 2012.


CUSIP NO. 640376109                13D                             Page 7 of 8
==============================================================================

     Mr. Moore's beneficial ownership of the Issuer's Class B Common Stock includes the right to acquire 324,456 shares upon exercise of certain stock options that have been granted under the 1992 Employee Stock Incentive Plan. The options that have vested and are exercisable, or will be exercisable within 60 days are:

     Options for 38,682 shares of Class B Common Stock, granted May 16, 2001 and expiring May 16, 2006;

     Options for 181,318 shares of Class B Common Stock, granted May 16, 2001 and expiring May 16, 2011;

     Options for 4,456 shares of Class B Common Stock, granted May 29, 2002 and expiring May 29, 2007; and

     Options for 100,000 shares of Class B Common Stock, granted June 11, 2003 and expiring June 11, 2013.

     Item 7.  Material to be filed as Exhibits.

	N/A


Date:  5/25/2004                                                   Page 8 of 8
==============================================================================




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Sam Z. Moore
                                             -----------------
                                                 Sam Z. Moore


Dated:   May 25, 2004
       ------------------